Exhibit 99.1

ZENVIA INC.

VOTING RESULTS OF 2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

São Paulo, December 19, 2025 – Zenvia Inc. (Nasdaq: ZENV) (“Company”) announces that the following resolutions set out in its Notice of Annual General Meeting dated December 2, 2025 were duly passed at its annual general meeting held on December 19, 2025:

•	The approval and ratification of the Company’s financial statements and the auditor’s report for the fiscal year ended December 31, 2024.

About Zenvia

Zenvia (NASDAQ: ZENV) is a technology company dedicated to creating a new world of experiences. It focuses on enabling companies to create personalized, engaging and fluid experiences across the entire customer journey, all through its unified, multi-channel customer cloud solution. Boasting two decades of industry expertise, over 10,000 customers and operations throughout Latin America, Zenvia enables businesses of all segments to amplify brand presence, escalate sales, and elevate customer support, generating operational efficiency, productivity and results, all in one place. To learn more and get the latest updates, visit our website and follow our social media profiles on LinkedIn, Instagram, TikTok, and YouTube.

Contacts

Investor Relations Piero Rosatelli Fernanda Rosa ir@zenvia.com	Media Relations – FG-IR Fabiane Goldstein – (954) 625-4793 fabi@fg-ri.com